

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 18, 2008

K. Douglas Ralph
Senior Vice President – Finance & Chief Financial Officer
Carpenter Technology Corporation
P.O. Box 14662
Reading, Pennsylvania 19610

> **Re: Carpenter Technology Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **File No. 1-5828**

Dear Mr. Ralph:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief